UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-11951

JSCE, INC. (Exact name of registrant as specified in its charter)
150 North Michigan Avenue, Chicago, Illinois 60601 (312) 346-6600 (Address, including zip code, and telephone number, include area code, of registrant's principal executive offices)
8 1/4% Senior Notes due October 1, 2012 7 1/2% Senior Notes due June 1, 2013 (Title of each class of securities covered by this Form)
None. (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	☐	Rule 12h-3(b) (1) (i)	☐
Rule 12g-4(a) (1) (ii)	☐	Rule 12h-3(b) (1) (ii)	☐
Rule 12g-4(a) (2) (i)	☐	Rule 12h-3(b) (2) (i)	☐
Rule 12g-4(a) (2) (ii)	☐	Rule 12h-3(b) (2) (ii)	☐
		Rule 15d-6	☒

        Approximate number of holders of record as of the certificate or notice date: N/A

        EXPLANATORY NOTE: On November 1, 2004, JSCE, Inc., the guarantor of the securities covered by this Form, merged with and into Jefferson Smurfit Corporation (U.S.), the issuer of the securities, thereby extinguishing its guarantee in accordance with the terms of the indenture governing the securities. Immediately thereafter, Jefferson Smurfit Corporation (U.S.), merged with and into Stone Container Corporation. In connection with this reorganization, Stone Container Corporation changed its name to "Smurfit-Stone Container Enterprises, Inc." and assumed Jefferson Smurfit Corporation (U.S.)'s obligations under the securities covered by this Form.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Smurfit-Stone Container Enterprises, Inc. (formerly known as Stone Container Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SMURFIT-STONE CONTAINER ENTERPRISES, INC.
Date: November 3, 2004	By:	/s/ Craig A. Hunt
	Name:	Craig A. Hunt
	Title:	Vice President, Secretary and General Counsel